Audiovox Specialized Applications, LLC
And Subsidiary

Consolidated Financial Report
11.30.04































                                  Exhibit 99.1

                                    Contents


------------------------------------------------------------------------------
Report of Independent Registered Public Accounting Firm
   On The Financial Statements                                               1
------------------------------------------------------------------------------

Consolidated Financial Statements

Consolidated balance sheets                                                  2
Consolidated statements of income                                            3
Consolidated statements of members' equity                                   4
Consolidated statements of cash flows                                        5
Notes to financial statements                                             6-14














                                  Exhibit 99.1

Report of Independent Registered Public Accounting Firm

To the Members
Audiovox Specialized Applications, LLC and Subsidiary
Elkhart, Indiana

We have audited the accompanying consolidated balance sheets of Audiovox Specialized Applications, LLC and Subsidiary as of November 30, 2004 and 2003, and the related consolidated statements of income, members' equity, and cash flows for each of the three years in the period ended November 30, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.


In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Audiovox Specialized Applications, LLC and Subsidiary as of November 30, 2004 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended November 30, 2004, in conformity with U.S. generally accepted accounting principles.



McGladrey and Pullen, LLP
Elkhart, Indiana
December 23, 2004

                                  Exhibit 99.1

Audiovox Specialized Applications, LLC and Subsidiary

Consolidated Balance Sheets
November 30, 2004 and 2004


                                                                   2004        2003
---------------------------------------------------------------------------------------

ASSETS

Current Assets
       Cash and cash equivalents                              $ 1,679,380  $ 2,815,599
       Available-for-sale securities                            5,435,000    2,013,779
       Trade receivables                                        4,806,642    5,391,051
       Note receivable                                               --      1,000,000
       Inventories                                              9,947,792   11,199,956
       Prepaid expenses                                           139,532       97,952
                                                              -----------  -----------

            Total current assets                               22,008,346   22,518,337

   Leasehold Improvements and Equipment, at depreciated cost    1,777,430    1,499,544

   Intangible Assets, trademark rights                          2,647,623    3,003,883

   Goodwill                                                          --        300,000
                                                              -----------  -----------
                                                              $26,433,399  $27,321,764
                                                              ===========  ===========

   LIABILITIES AND MEMBERS' EQUITY

   Current Liabilities
       Accounts payable                                       $ 1,576,263  $ 1,855,325
       Accrued expenses:
          Payroll and related taxes                               867,273      587,976
          Warranty                                              2,182,000    2,016,000
          Other                                                    84,452      180,869
                                                              -----------  -----------

            Total current liabilities                           4,709,988    4,640,170

   Commitments and Contingencies

   Members' equity                                             21,723,411   22,681,594
                                                              -----------  -----------
                                                              $26,433,399  $27,321,764
                                                              ===========  ===========




See Notes to Financial Statements.

                                  Exhibit 99.1
                                        2

Audiovox Specialized Applications, LLC and Subsidiary

Consolidated Statements of Income
Years Ended November 30, 2004, 2003 and 2002


                                     2004              2003       2002
----------------------------------------------------------------------------

Net sales                        $ 56,988,388   $ 47,818,026   $ 47,307,819

Cost of goods sold                 42,448,470     36,632,732     38,648,272
                                 ------------   ------------   ------------
                                                                  8,659,547
        Gross profit               14,539,918     11,185,294

Selling, general and
   administrative expenses          7,283,290      5,431,752      5,303,729
                                 ------------   ------------   ------------

        Operating income            7,256,628      5,753,542      3,355,818
                                 ------------   ------------   ------------

Non operating income (expense):
   Investment income                   48,612        142,588        130,370
   Interest expense                    (1,275)          (752)          (288)
                                 ------------   ------------   ------------
                                       47,337        141,836        130,082
                                 ------------   ------------   ------------
        Net income               $  7,303,965   $  5,895,378   $  3,485,900
                                 ============   ============   ============



See Notes to Financial Statements.

                                  Exhibit 99.1
                                        3

Audiovox Specialized Applications, LLC and Subsidiary

Consolidated Statements of Members' Equity
Years Ended November 30, 2004, 2003 and 2002


                               2004                   2003                2002
----------------------------------------------------------------------------------

Balance, beginning          $ 22,681,594         $ 19,418,012         $ 17,825,796
Net income                     7,303,965            5,895,378            3,485,900
Member distributions          (8,262,148)          (2,631,796)          (1,893,684)
                            ------------         ------------         ------------
Balance, ending             $ 21,723,411         $ 22,681,594         $ 19,418,012
                            ============         ============         ============



See Notes to Financial Statements.

                                  Exhibit 99.1
                                        4

Audiovox Specialized Applications, LLC and Subsidiary

Consolidated Statements of Cash Flows
Years Ended November 30, 2004, 2003 and 2002


                                                                 2004              2003             2002
--------------------------------------------------------------------------------------------------------------

Cash Flows From Operating Activities
    Net income                                              $  7,303,965      $  5,895,378      $  3,485,900
    Adjustments to reconcile net income to net cash
       provided by operating activities:
       Depreciation                                              582,523           991,001           883,921
       Loss of disposition of equipment                          227,471            13,366           245,702
       Impairment loss on goodwill                               300,000              --                --
       Change in assets and liabilities, net of effects
         of acquisitions noted below:
         Decrease (increase) in:
             Trade receivables                                   884,592           107,818            36,258
             Inventories                                       1,318,763           553,025         1,499,521
             Prepaid expenses                                    (41,580)           31,918            20,487
         Increase (decrease) in:
             Accounts payable                                   (279,063)          622,530           202,457
             Accrued expenses                                    338,359           363,301           451,127
                                                            ------------      ------------      ------------
             Net cash provided by operating
                activities                                    10,635,030         8,578,337         6,825,373
                                                            ------------      ------------      ------------

Cash Flows From Investing Activities
    Proceeds on sale of equipment                                 59,257            62,520            42,112
    Purchase of leasehold improvements and
       equipment                                              (1,147,137)         (534,256)         (447,237)
    Proceeds (disbursements) on note receivable                1,000,000              --          (1,000,000)
    Proceeds from sale of available-for-sale
       securities                                              2,013,779         7,446,218           965,000
    Purchase of available-for-sale securities                 (5,435,000)       (9,459,997)             --
    Purchase of Datron Corporation assets                           --                --          (3,000,000)
    Purchase of assets from related party                           --          (3,600,000)             --
                                                            ------------      ------------      ------------
         Net cash (used in) investing activities              (3,509,101)       (6,085,515)       (3,440,125)
                                                            ------------      ------------      ------------

Cash Flows From Financing Activities
    Member distributions                                      (8,262,148)       (2,631,796)       (1,893,684)
                                                            ------------      ------------      ------------
       Increase (decrease) in cash and cash
         equivalents                                          (1,136,219)         (138,974)        1,491,564

Cash and cash equivalents, beginning                           2,815,599         2,954,573         1,463,009
                                                            ------------      ------------      ------------
Cash and cash equivalents, ending                           $  1,679,380      $  2,815,599      $  2,954,573
                                                            ============      ============      ============





See Notes to Financial Statements.


                                  Exhibit 99.1
                                        5

Audiovox Specialized Applications, LLC and Subsidiary

Notes to Financial Statements




Note 1.    Nature of Business, Use of Estimates, and Significant Accounting
            Policies

Nature of business:

Audiovox Specialized Applications ("ASA") "The Mobile Electronics Company" is an international supplier of mobile electronics for the Automotive Industry including: Recreational Vehicle, Van/SUV Conversion, Commercial Vehicle, Heavy Duty Truck, Agricultural, Construction, Bus, Limousine, and Marine industries. Its proprietary line of products include: Flexvision LCD Entertainment Systems, including DVD and video cassette players; Voyager Rear Observation and Bus Monitor/PA Systems and radios; Nextgen Modular Chassis Systems; Aquatronics Marine Radios, Speakers, and Housings; Jensen Marine Radios and other Audio/Video Products; Heavy Duty Systems, Radios and other Audio Products; and CruiseTV satellite television systems. These products are sold to customers throughout the world, generally on 30-day terms. ASA is headquartered in Elkhart, Indiana and has public distribution centers in Texas and California.

Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Significant accounting policies:

Revenue recognition:

The Company recognizes revenue from product sales at the time of passage of title and risk of loss to the customer either at F.O.B. Shipping Point or F.O.B. Destination, based upon terms established with the customer. The Company's price is fixed and determined at the time of shipment and collectability is reasonably assured and not contingent upon the customer's resale of the product. The customers are generally not given rights of return nor are sales incentives provided. In the event customers are granted rights of return, the Company records an allowance for future returns. At November 30, 2004 and 2003, no such allowance was deemed necessary. The product sale is not subject to acceptance or installation by Company or customer personnel.

The Company recognizes royalty revenue at the time the related product is sold to a third party by Audiovox Corporation ("Audiovox"), a member of ASA, under the terms of the related royalty agreement. Total royalty revenue under this agreement for the years ended November 30, 2004, 2003, and 2002 was approximately $2,103,000, $3,253,000, and $3,140,000 respectively.

Members' equity:

In accordance with the generally accepted method of presenting limited liability company financial statements, the accompanying financial statements do not include other corporate assets and liabilities of the members, including their

                                  Exhibit 99.1
                                        6

Audiovox Specialized Applications, LLC And Subsidiary

Notes To Financial Statements


obligation for income taxes on the net income of the limited liability company nor any provision for income tax expense.

It is the Company's intent to distribute funds to members to cover their income tax liabilities. No provision has been made for any material distributions which may be made subsequent to the balance sheet date.

The LLC operating agreement does not provide for separate classes of ownership. Audiovox and ASA Electronics Corporation share equally in all LLC events and the related member accounts are considered equal on a fair value basis.

Principles of consolidation:

The consolidated  financial  statements  include the accounts of the Company and
CruiseTV,   LLC   ("CruiseTV")  a  wholly-owned   subsidiary.   All  significant
intercompany accounts have been eliminated in consolidation.

Cash and cash equivalents:

The Company  maintains its cash accounts in amounts which,  at times,  may be in
excess  of  insurance   limits  provided  by  the  Federal   Deposit   Insurance
Corporation.

For purposes of the statement of cash flows, the Company considers investments in various repurchase agreements with its bank, money market accounts and highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Available-for-sale securities:

Available-for-sale securities consist of investments in marketable debt and equity securities. Debt securities consist primarily of obligations of municipalities. Equity securities consist of mutual funds that are traded or listed on national exchanges.

The Company accounts for these investments in accordance with FASB Statement No.
115. Management determines the appropriate classification of securities at the date individual investment securities are acquired and the appropriateness of such classification is reassessed at each balance sheet date. Since the Company neither buys investment securities in anticipation of short-term fluctuation in market prices nor commits to holding debt securities to their maturities, the investments in debt and equity securities have been classified as available-for-sale in accordance with Statement No. 115. Available-for-sale securities are stated at fair value, and unrealized holding gains and losses, if any, are reported as a separate component of members' equity.

Trade receivables:

Trade receivables are carried at original invoice amount less an estimate made for doubtful receivables based on a review of all outstanding amounts on a monthly basis. Trade eceivables in the accompanying balance sheets at

                                  Exhibit 99.1
                                        7

Audiovox Specialized Applications, LLC And Subsidiary

Notes To Financial Statements


November 30, 2004 and 2003 are stated net of an allowance for doubtful accounts of approximately $100,000 and $411,000 respectively. Management determines the allowance for doubtful accounts by identifying troubled accounts and by using historical experience applied to an aging of accounts. Trade receivables are written off when deemed uncollectible. Recoveries of trade receivables previously written off are recorded when received.

Inventories:

Inventories consist principally of finished goods and are stated at the lower of cost (primarily on a weighted moving average basis) or market.

Depreciation:

Depreciation of leasehold improvements and equipment is computed principally by the straight-line method over the following estimated useful lives:


                                                                      Years

Leasehold improvements                                                    5
Machinery and equipment                                                5-10
Toolding and molding                                                      3
Transportation equipment                                                  5
Office furniture and fixtures                                            10
Computer equipment                                                      3-5
Booth displays                                                            7

Warranties:

The Company provides a limited warranty primarily for a period of up to three years for its products. The Company's standard warranties require the Company, the original equipment manufacturer or its dealers to repair or replace defective products during such warranty periods at no cost to the consumer. The Company estimates the costs that may be incurred under its basic limited warranty and records a liability in the amount of such costs at the time product revenue is recognized. Factors that affect the Company's warranty liability include the number of units sold, historical and anticipated rates of warranty claims, and cost per claim. The Company periodically assesses the adequacy of its recorded warranty liabilities and adjusts the amounts as necessary. The Company utilizes historical trends and analytical tools to assist in determining the appropriate loss reserve levels.

Changes in the Company's warranty liability during the years ended November 30, 2004, 2003, and 2002 are as follows:

                                  2004              2003             2002
                               ----------------------------------------------

Balance, beginning             $ 2,016 000      $ 1,605,000      $ 1,098,000
Accruals for products sold       2,016,430        1,888,292        2,508,245
Payments made                   (1,850,430)      (1,477,292)      (2,001,245)
                               -----------      -----------      -----------
Balance, ending                $ 2,182,000      $ 2,016,000      $ 1,605,000
                               ===========      ===========      ===========

                                 Exhibit 99.1

Audiovox Specialized Applications, LLC And Subsidiary

Notes To Financial Statements

Income taxes:

The members have elected to be taxed for federal and state income tax purposes as a limited liability company under the provisions of the respective income tax codes. Under these provisions, the members report net income of the Company on their corporate income tax returns.

Long-lived assets, goodwill and other intangible assets:

In July 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standard ("SFAS") No. 141, Business Combinations, and SFAS No. 142. SFAS No. 141 requires that the purchase method of accounting be used for all future business combinations and specifies criteria intangible assets acquired in a business combination must meet to be recognized and reported apart from goodwill.

Statement of Financial Accounting Standard ("SFAS") No. 142, Goodwill and Other Intangible Assets, requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead tested for impairment at least annually or more frequently if an event occurs or circumstances change that could more likely than not reduce the fair value of a reporting unit below its carrying amount.

As a result of adopting the provisions of SFAS No. 142, the Company did not record amortization expense relating to its goodwill or its trademark rights. For intangible assets with indefinite lives, including goodwill, the Company performed its annual impairment test, which resulted in a $300,000 impairment adjustment during the year ended November 30, 2004 (See Note 8).

In accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, the Company reviews its long-lived assets periodically to determine potential impairment by comparing the carrying value of the long-lived assets with the estimated future net undiscounted cash flows expected to result from the use of the assets, including cash flows from disposition. Should the sum of the expected future net cash flows be less that the carrying value, the Company would recognize an impairment loss at that date. An impairment loss would be measured by comparing the amount by which the carrying value exceeds the fair value of the long-lived assets. The Company performed its annual impairment test, which indicated no reduction is required.



                                  Exhibit 99.1
                                        9

Audiovox Specialized Applications, LLC And Subsidiary

Notes To Financial Statements


Note 2.        Available-For-Sale Securities

The following is a summary of the Company's investment securities as of November 30, 2004 and 2003:

                                            2004
                     -------------------------------------------------------
                                        Gross       Gross
                       Amortized      Unrealized  Unrealized      Fair
                         Cost            Gains       Losses       Value
                     ------------------------------------------------------
Government bonds     $ 5,435,000    $       -     $        -   $ 5,435,000
                     ===========    ==========    ==========   ===========



                                                                       2003
                                       ------------------------------------------------------------------
                                                                  Gross      Gross
                                            Amortized          Unrealized   Unrealized          Fair
                                               Cost               Gains       Losses           Value
                                       -----------------------------------------------------------------
Equity securities                        $   1,378,779      $         -    $         -    $   1,378,779
Corporate bonds                                635,000                -              -          635,000
                                         -------------      ------------   -----------    -------------
                                         $   2,013,779      $         -    $         -    $   2,013,779
                                         =============      ============   ===========    =============

The amortized cost and fair value of debt securities by contractual maturities as of November 30, 2004 are as follows:


                                        Amortized             Fair
                                           Cost              Value
                                    ----------------------------------
Due after three years               $    5,435,000      $    5,435,000
                                    =================   ==============

Expected maturities may differ from contractual maturities because the issuers of certain debt securities have the right to prepay their obligations without penalty.

A summary of proceeds from the sale of available-for-sale securities and investment earnings for the years ended November 30, 2004, 2003, and 2002 is as follows:

                                                                       2004           2003            2002
                                                                 ---------------------------------------------
Proceeds from the sale of available-for-sale securities          $  2,013,779   $  7,446,218    $    965,000
                                                                 =============  =============   =============

Realized (losses) on sale of marketable securities               $     (2,056)  $    (24,226)   $          -
Interest earned                                                        50,668        123,639         130,370
Dividends                                                                   -         43,175               -
                                                                 -------------  -------------   -------------
                                                                 $     48,612   $    142,588     $   130,370
                                                                 =============  =============   =============

                                  Exhibit 99.1
                                        10

Audiovox Specialized Applications, LLC And Subsidiary

Notes To Financial Statements



Note 3.        Leasehold Improvements and Equipment

The cost of leasehold improvements and equipment and the related accumulated depreciation at November 30, 2004 and 2003 are as follows:


                                                                                       2004             2003
                                                                                 ----------------------------------
Leasehold improvements                                                               $     587,833    $    854,694
Machinery and equipment                                                                    898,251         925,890
Tooling and molding                                                                        755,984       1,827,151
Transportation equipment                                                                   361,550         410,958
Office furniture and fixtures                                                              259,745         209,560
Computer equipment                                                                         574,313         701,817
Booth displays                                                                             124,224         197,595
Construction in progress                                                                    12,750           5,500
                                                                                     -------------   -------------
                                                                                         3,574,650       5,133,165
Less accumulated depreciation                                                            1,797,220       3,633,621
                                                                                     -------------   -------------
                                                                                     $   1,777,430   $   1,499,544
                                                                                     =============   =============

Note 4. Pledged Assets and Notes Payable

The terms of a loan agreement with a bank permit the Company to borrow a maximum of $17,000,000, subject to a borrowing base determined by eligible accounts receivable and inventories as defined by the agreement. At November 30, 2004 no amount was outstanding under this agreement. Borrowings under the agreement bear interest at prime minus 1.25% or LIBOR plus an applicable margin, at the Company's option, are collateralized by accounts receivable, inventories, and equipment, and are due on demand. In connection with the agreement, the Company is subject to certain financial covenants.


Note 5. Major Vendors

For the years ended November 30, 2004, 2003, and 2002, the Company purchased approximately 60%, 60%, and 50% of its products for resale from five vendors, four of which were the same in all three years.

Note 6. Transactions with Related Parties and Lease Commitments

The Company is affiliated with various entities through common ownership by one of its members, Audiovox. Transactions with Audiovox for the years ended November 30, 2004, 2003, and 2002 are approximately as follows:


                                                       2004            2003            2002
                                                  ----------------------------------------------

Net product sales                                 $    213,000    $    519,000    $   1,898,000
Royalty revenue                                      2,103,000       3,253,000        3,140,000
Purchases                                            1,302,000       2,886,000        1,916,000

The Company has a royalty agreement with Audiovox whereby the Company earns a 3% royalty on the member's purchases of certain mobile video product from a third party. The related revenue has been included in net sales on the income statement.

                                  Exhibit 99.1
                                       11

Audiovox Specialized Applications, LLC And Subsidiary

Notes To Financial Statements


At November 30, 2004 and 2003, amounts included in trade receivables and accounts payable resulting from the above transactions are as follows:


                                                        2004            2003
                                                  -------------------------------

Trade receivables                                 $     134,721    $    679,205
Accounts payable                                        239,874         238,180

On August 13, 2003, the Company acquired certain assets from Audiovox. The aggregate purchase price was $3,600,000, of which approximately $596,000 and $3,004,000 were allocated to working capital and trademark rights respectively. In May 2004, the Company completed its final allocation of the aggregate purchase price and increased working capital by approximately $356,000 with a corresponding decrease to the trademark rights. Audiovox has sublicensed its rights in relation to the trademark to the Company and cannot terminate these rights under the terms of the acquisition agreement. The Company has accounted for the trademark rights as an indefinite lived intangible asset which is subject to the provision of SFAS 142 as described in Note 1.

The Company leases warehouse, manufacturing, and office facilities from Irions Investments, LLC, an entity related through common ownership, for approximately $43,200 per month, plus the payment of property taxes, normal maintenance, and insurance on the property under an agreement which expires September 2009, with one five-year option to extend, at the Company's discretion. Monthly lease payments are reduced by approximately $6,000 at the earlier of March 2007 or when certain buildings, as defined by the lease agreement, included in the lease are sold by Irions Investments, LLC.

The Company leases certain equipment from unrelated parties under agreements that require monthly payments totaling approximately $4,500 and expire through July 2006.

The total rental expense included in the income statements for the years ended November 30, 2004, 2003, and 2002 is approximately $505,000, $476,000, and
$450,000,  respectively, of which approximately $368,000, $336,000, and $328,000 respectively was paid to Irions Investments, LLC.

The total approximate minimum rental commitment at November 30, 2004 under the leases is due as follows:


                                                     Related Party       Other        Total
                                                     --------------------------------------------

During the year ending November 30,
     2005                                            $    519,000      $  54,000   $     573,000
     2006                                                 519,000          8,000         527,000
     2007                                                 471,000              -         471,000
     2008                                                 446,000              -         446,000
     Thereafter                                           335,000              -         335,000
                                                     ------------      ---------    ------------
                                                     $  2,290,000      $  62,000    $  2,352,000
                                                     ============      =========    ============


                                  Exhibit 99.1
                                       12

Audiovox Specialized Applications, LLC And Subsidiary

Notes To Financial Statements



Note 7. Employee Benefit Plans

The Company has profit-sharing and 401(k) plans for the benefit of all eligible employees. The Company's contributions are discretionary with the Board of Directors and are limited to amounts deductible for federal income tax purposes. Discretionary contributions were approximately $270,000, $97,000, and $88,000 for the years ended November 30, 2004, 2003, and 2002 respectively.

The Company also maintains a discretionary employee bonus plan for the benefit of its key executive and operating officers. The Company has paid or accrued bonuses of approximately $1,163,000, $709,000, and $695,000 during the years ended November 30, 2004, 2003, and 2002 respectively.

The Company  has a health  plan for its  employees,  which is  self-insured  for medical and pharmaceutical claims up to $35,000 per participant and approximately $518,000 annually in aggregate. Dental and vision coverage is entirely self-insured. The excess loss portion of the employees' coverage has been reinsured with a commercial carrier. The total amount of net claims and insurance premiums for the years ended November 30, 2004, 2003, and 2002 was approximately $458,000, $408,000, and $402,000 respectively.


Note 8. Business Combination

On March 8, 2002, CruiseTV acquired substantially all of the assets of Datron Corporation. Datron Corporation was a manufacturer of mobile satellite television systems for distribution generally in the United States. The aggregate purchase price was $3,000,000 including $1,500,000 in cash, $1,244,000 in the form of a six-month promissory note, and a deferred payment of $256,000. The deferred payment is contingent upon the satisfaction of certain warranty claims in excess of a threshold agreed to in the purchase agreement. The full amount of the deferred payment was released back to CruiseTV during the year ended November 30, 2003.

The acquisition has been accounted for as a purchase and the results of operations since the date of acquisition are included in the financial statements. The acquisition resulted in goodwill of $300,000, all of which is amortizable for tax purposes. The goodwill is subject to the provision of SFAS 142 as described in Note 1.

The Company determined that goodwill was impaired due to certain advances in technology during the year ended November 30, 2004 and the balance of $300,000 was recorded as a charge against net income to selling, general and administrative expenses.

Unaudited proforma consolidated results of operations for the year ended November 30, 2002 as though the assets of Datron Corporation had been acquired as of December 1, 2001 is approximately as follows:


Net sales                                              $       47,987,000
                                                       ==================
Net income                                             $        3,504,000
                                                       ==================


                                  Exhibit 99.1
                                       13

Audiovox Specialized Applications, LLC And Subsidiary

Notes To Financial Statements


Note 9. Litigation

The Company has pending legal proceedings that generally involve product liability and employment issues. These proceedings are, in the opinion of management, ordinary routine matters incidental to the normal business conducted by the Company. In the opinion of management the ultimate disposition of such proceedings are not expected to have a material adverse effect on the Company's consolidated financial position, results of operations or cash flows.

Note 10. Cash Flows Information

Supplemental information relative to the statements of cash flows for the years ended November 30, 2004, 2003, and 2002 is as follows:


                                                                        2004            2003            2002
                                                                  --------------------------------------------

Supplemental disclosures of cash flows information:
     Cash payments for interest                                   $        1,275     $      752    $      288
                                                                  ==============     ==========    ==========

Supplemental schedule of noncash investing and
     financing activities:
     Acquisition of Datron Corporation, March 2002:
        Accounts receivable                                       $            -    $         -    $   506,000
        Inventory                                                              -              -      1,832,000
        Equipment                                                              -              -        362,000
        Goodwill                                                               -              -        300,000
                                                                  --------------     ----------    ----------
        Net cash                                                  $            -     $        -    $3,000,000
                                                                  ==============     ==========    ==========
Valuation of trademark rights adjustment                          $      356,260     $        -    $        -
                                                                  ==============     ==========    ==========


                                  Exhibit 99.1
                                       14